SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. __________)1

ELOQUENT, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

290140 10 2

(CUSIP Number)

copies to:
ONSET Ventures 2400 Sand Hill Road Suite 150 Menlo Park, CA 94025 (650) 529-0700	Jodie Bourdet, Esq. Cooley Godward LLP One Maritime Plaza, 20th Floor San Francisco, CA 94111 (415) 693-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Commissions)

January 8, 2003

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

1   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290140 10 2	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ONSET Enterprise Associates II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		1,668,103

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	10	SHARED DISPOSITIVE POWER

1,668,103

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,668,103

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.62%

14	TYPE OF REPORTING PERSON

PN

2.

CUSIP No. 290140 10 2	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

OEA II Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		1,668,103

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	10	SHARED DISPOSITIVE POWER

1,668,103

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,668,103

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.62%

14	TYPE OF REPORTING PERSON

PN

3.

CUSIP No. 290140 10 2	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ONSET Enterprise Associates III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		429,404

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	10	SHARED DISPOSITIVE POWER

429,404

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

429,404

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.22%

14	TYPE OF REPORTING PERSON

PN

4.

CUSIP No. 290140 10 2	13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

OEA III Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		429,404

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	10	SHARED DISPOSITIVE POWER

429,404

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

429,404

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.22%

14	TYPE OF REPORTING PERSON

PN

5.

CUSIP No. 290140 10 2	13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ONSET Venture Services Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		85,000

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	10	SHARED DISPOSITIVE POWER

85,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.44%

14	TYPE OF REPORTING PERSON

CO

6.

CUSIP No. 290140 10 2	13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert F. Kuhling, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		76,990

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		2,182,507

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		76,990

WITH
	10	SHARED DISPOSITIVE POWER

2,182,507

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,259,497

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.67%

14	TYPE OF REPORTING PERSON

IN

7.

CUSIP No. 290140 10 2	13D	Page 8 of 13 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Terry L. Opdendyk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		2,259,497

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	10	SHARED DISPOSITIVE POWER

2,259,497

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,259,497

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.67%

14	TYPE OF REPORTING PERSON

IN

8.

This Schedule 13D amends and supplements the Schedule 13G originally filed on February 14, 2001 as amended and supplemented on January 29, 2002 by Amendment No. 1 and is being filed on behalf of the persons named in Item 2 below.

Item 1. Security and Issuer

     This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (the “Company Common Stock”) of Eloquent, Inc. (“Company”). The principal executive offices of the Company are located at 1730 South El Camino Real, San Mateo, CA 94402

Item 2. Identity and Background

(a)-(c)	The names of the persons filing this statement are: ONSET Enterprise Associates II, L.P. (“ONSET Associates II”), ONSET Enterprise Associates III, L.P. (“ONSET Associates III”), ONSET Venture Services Corporation (“ONSET Venture Services”, known collectively with ONSET Associates II and ONSET Associates III as the “ONSET Funds”), OEA II Management, L.P. (“OEA II”), OEA III Management, L.L.C. (“OEA III”), Terry L. Opdendyk, and Robert F. Kuhling, Jr. All references in this Schedule 13D to “ONSET Ventures” refer collectively to these affiliated entities.

OEA II is the general partner of ONSET Associates II and OEA III Management is the general partner of ONSET Associates III. Mr. Opdendyk, a director of the Company, currently serves as the Chairman of ONSET Venture Services, General Partner of OEA II, and Managing Director of OEA III, and he shares voting and investment power over all shares held by these entities. Mr. Kuhling is also affiliated with ONSET Venture Services, ONSET Associates II, ONSET Associates III, OEA II and OEA III, and he shares voting and investment power over all shares held by these entities. Messrs. Opdendyk and Kuhling disclaim beneficial ownership of all shares held by these entities within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

The principal business and office address for all named parties is c/o ONSET Ventures, 2400 Sand Hill Road, Suite 150, Menlo Park, CA, 94025.

(d)	During the past five years, neither ONSET Ventures, Mr. Opdendyk nor Mr. Kuhling have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, neither ONSET Ventures, Mr. Opdendyk nor Mr. Kuhling have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Messrs. Opdendyk and Kuhling are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     To facilitate the consummation of the Merger (as defined in Item 4 below), the ONSET Funds and Mr. Opdendyk have each individually entered into a voting agreement as described in Item 4.

Item 4. Purpose of Transaction

9.

     The Company entered into an Agreement and Plan of Merger, dated as of January 8, 2003, among Open Text Corporation, a corporation formed under the laws of Ontario (“Parent”), 1220 Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Acquiror”), and the Company (the “Merger Agreement”). Upon the terms and subject to the conditions of the Merger Agreement, Acquiror shall be merged with and into the Company (the “Merger”). Following the Merger, the separate corporate existence of Acquiror shall cease and the Company shall continue as the surviving corporation and shall succeed to and assume all rights and obligations of Acquiror in accordance with the General Corporation Law of the State of Delaware. Pursuant to the Merger Agreement, each share of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger shall be automatically converted into the right to receive a ratable portion of (1) $6,720,000, minus (2) the Net Cash Shortfall, as defined in accordance with the Merger Agreement.

     The consummation of the Merger is subject to the satisfaction or waiver of closing conditions for the benefit of Parent and Acquiror and closing conditions for the benefit of the Company, as set forth in Sections 6.1, 6.2 and 6.3 of the Merger Agreement.

     The foregoing description of the transactions contemplated by the Merger Agreement contained in this Item 4 is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.1 and incorporated herein by reference.

     In connection with the execution and delivery of the Merger Agreement, the ONSET Funds and Mr. Opdendyk each individually entered into a voting agreement, dated as of January 8, 2003, with Parent and Acquiror (the “Stockholder Agreement”) concerning, collectively, 1,668,103 shares of Company Common Stock held by ONSET Associates II, 429,404 shares held by ONSET Associates III, 85,000 shares beneficially owned by ONSET Venture Services, and 2,259,497 shares beneficially held by Mr. Opdendyk, as well as any other shares of capital stock of the Company acquired by the ONSET Funds and Mr. Opdendyk after the date of and during the term of the Stockholder Agreement (collectively, the “Subject Shares”). Pursuant to the Stockholder Agreement, the ONSET Funds and Mr. Opdendyk have agreed to vote the Subject Shares in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and against any competing transaction or proposal or frustrating transaction. Pursuant to the Stockholder Agreement, the ONSET Funds and Mr. Opdendyk have also delivered to Acquiror an irrevocable proxy granting Acquiror the authority to vote the Subject Shares with respect to the matters described above. Acquiror did not pay any additional consideration to the ONSET Funds or Mr. Opdendyk in connection with the execution and delivery of the Stockholder Agreement or his irrevocable proxy. The Stockholder Agreement terminates upon the earlier of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.

     The description of the transactions contemplated by each Stockholder Agreement contained in this Item 4 is qualified in its entirety by reference to the full text of each Stockholder Agreement, copies of which are attached to this Schedule 13D as Exhibits 99.2, 99.3, 99.4 and 99.5 and incorporated herein by reference.

     Other than as set forth above, neither ONSET Ventures, Mr. Opdendyk nor Mr. Kuhling currently have any plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

10.

Item 5. Interest in Securities of the Issuer

ONSET Enterprise Associates II, L.P. (“OEAII”)
OEA II Management, L.P. (“OEAIIM”)
ONSET Enterprise Associates III, L.P. (“OEAIII”)
OEA III Management, L.L.C. (“OEAIIIM”)
ONSET Venture Services Corporation (“OVSC”)
Robert F. Kuhling, Jr. (“RFK”)
Terry L. Opdendyk (“TLO”)

		OEAII	OEAIIM	OEAIII	OEAIIIM	OVSC	RFK	TLO

(a)	Beneficial Ownership	1,668,103	1,668,103	429,404	429,404	85,000	2,259,497	2,259,497

(a)	Percentage of Class	8.62%	8.62%	2.22%	2.22%	0.44%	11.67%	11.67%

(b)	Sole Voting Power	-0-	-0-	-0-	-0-	-0-	76,990	-0-

(b)	Shared Voting Power	1,668,103	1,668,103	429,404	429,404	85,000	2,182,507	2,259,497

(b)	Sole Dispositive Power	-0-	-0-	-0-	-0-	-0-	76,990	-0-

(b)	Shared Dispositive Power*	1,668,103	1,668,103	429,404	429,404	85,000	2,182,507	2,259,497

*	The Stockholder Agreement contains restrictions on the stockholders’ dispositive power over their shares.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than as described in Item 4 above, to the best knowledge of ONSET Ventures, Mr. Opdendyk and Mr. Kuhling, there are no contracts, understandings, arrangements, or relationships (legal or otherwise) giving the persons named in Item 2 and between such persons and any other person with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the Company’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

11.

Item 7. Material To Be Filed as Exhibits

Exhibit No.	Description

A	Agreement of Joint Filing
99.1	Agreement and Plan of Merger dated as of January 8, 2003 (the “Merger Agreement”) among Parent, Acquiror and the Company.
99.2	Stockholder Agreement dated as of January 8, 2003 by ONSET Enterprise Associates II, L.P. for the benefit of Parent and Acquiror.
99.3	Stockholder Agreement dated as of January 8, 2003 by ONSET Enterprise Associates III, L.P. for the benefit of Parent and Acquiror.
99.4	Stockholder Agreement dated as of January 8, 2003 by ONSET Venture Services Corporation for the benefit of Parent and Acquiror.
99.5	Stockholder Agreement dated as of January 8, 2003 by Terry L. Opdendyk for the benefit of Parent and Acquiror.

12.

Item 8. Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2003

	ONSET Enterprise Associates II, L.P.			ONSET Enterprise Associates III, L.P.
By:	OEA II Management, L.P. Its general partner		By:	OEA III Management, L.L.C. Its general partner

	By:	/s/ Terry L. Opdendyk		By:	/s/ Terry L Opdendyk

		General Partner			Managing Director

	OEA II Management, L.P.			OEA III Management, L.L.C.

	By:	/s/ Terry L. Opdendyk		By:	/s/ Terry L. Opdendyk

		General Partner			Managing Director

ONSET Venture Services Corporation

	By:	/s/ Terry L. Opdendyk

Chairman

/s/ Robert F. Kuhling, Jr. Robert F. Kuhling, Jr.

/s/ Terry L. Opdendyk Terry L. Opdendyk

13.

Exhibit A

Agreement of Joint Filing

     We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of us.

January 17, 2003

	ONSET Enterprise Associates II, L.P.			ONSET Enterprise Associates III, L.P.
By:	OEA II Management, L.P. Its general partner		By:	OEA III Management, L.L.C. Its general partner

	By:	/s/ Terry L. Opdendyk		By:	/s/ Terry L Opdendyk

		General Partner			Managing Director

	OEA II Management, L.P.			OEA III Management, L.L.C.

	By:	/s/ Terry L. Opdendyk		By:	/s/ Terry L. Opdendyk

		General Partner			Managing Director

ONSET Venture Services Corporation

	By:	/s/ Terry L. Opdendyk

Chairman

/s/ Robert F. Kuhling, Jr. Robert F. Kuhling, Jr.

/s/ Terry L. Opdendyk Terry L. Opdendyk